

September 12, 2013

Via E-mail
Mr. Donald G. Basile
Chief Executive Officer
Violin Memory, Inc.
685 Clyde Ave.
Mountain View, CA 94043

     Re: **Violin Memory, Inc.**
               Registration Statement on Form S-1
               Filed August 26, 2013
               File No. 333-190823

Dear Mr. Basile:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Consolidated Financial Data, page 8

1.   We note from your disclosure on page 38 that you intend to use a portion of the offering proceeds to repay debt. Please revise to include pro forma earnings per share information giving effect to the number of shares issued in the offering whose proceeds will be used to extinguish a portion of your outstanding debt. Please ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma disclosures. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

Consolidated Financial Statements

Note 9. Related-Party Transactions

Toshiba, page F-25

2.   We note that in July 2013, you signed a development agreement with Toshiba for the development of PCIe cards and the sale of sample cards. Please describe for us, in greater detail, how you will account for the agreement including whether you have one, or more than one, unit of accounting and the revenue recognition methodology you are applying to each unit of accounting. As part of your response, please tell us the authoritative accounting literature you relied upon when determining your accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Patrick Gilmore for

Barbara C. Jacobs
Assistant Director

cc: James Masetti, Esq.
        Pillsbury Winthrop Shaw Pittman LLP